Exhibit 99.1

BIT Mining Limited Completes Sale of its Mining Pool Business

AKRON, Ohio, March 4, 2024 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today announced the closing and completion of its previously announced sale of its entire mining pool business operated under BTC.com (the “Business”) to Esport – Win Limited, a Hong Kong limited liability company, for a total consideration of US$5 million (the “Consideration”). The Business has been transferred to Esport – Win Limited. While the closing of the transaction occurred on February 29, 2024, for accounting purposes the Business was deemed to be disposed of on January 31, 2024 when the Company relinquished control and received the first payment of the Consideration by retaining 71.37 bitcoins of the Business for compliance and safety purposes when transferring the Business to Esport – Win Limited. The retained bitcoins have a fair value of US$3 million as determined using US$42,034.57 per bitcoin, which was published by Coinbase.com on January 29, 2024 at UTC 0:00.

As the transferred Business had approximately US$17 million in net liability as of January 31, 2024, the sale of the Business will result in an increase of approximately US$19 million in the total shareholders’ equity of BIT Mining.

Xianfeng Yang, Chief Executive Officer of BIT Mining, commented, “The successful completion of this transformative transaction represents a pivotal milestone for BIT Mining, enabling the Company to heighten our focus on our remaining business units with a streamlined approach. I am confident that our strengthened financial position and improved profitability will empower us to further pursue long-term and sustainable growth.”

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company with operations in cryptocurrency mining, data center operation and mining machine manufacturing. The Company is strategically creating long-term value across the industry with its cryptocurrency ecosystem. Anchored by its cost-efficient data centers that strengthen its profitability with steady cash flow, the Company also conducts self-mining operations that enhance its marketplace resilience by leveraging self-developed and purchased mining machines to seamlessly adapt to dynamic cryptocurrency pricing. The Company also owns 7-nanometer BTC chips and has strong capabilities in the development of LTC/DOGE miners and ETC miners.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com